UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 20, 2019, announcing preliminary financial results for the quarter ended June 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: August 20, 2019	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS
(Principal Executive Officer)

Preliminary Earnings Release

Q2 2019

Ship Finance International Limited

Preliminary Q2 2019 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, August 20, 2019. Ship Finance International Limited (“SFL” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2019.

Highlights

•	62nd consecutive quarterly dividend declared, $0.35 per share

•	Received charter hire[1] of $152 million in the quarter from our vessels and rigs

•	Adjusted EBITDA[2] of $91 million from consolidated subsidiaries, and $30 million from unconsolidated subsidiaries

•	Reported net income of $28.1 million, or $0.26 per share for the second quarter

•	Issued NOK800 million (approximately $90 million) senior unsecured bonds

•	Added approximately $200 million to the backlog of contracted future charter hire

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

"Over years, SFL has solidified its position in the maritime industry with a diversified portfolio of assets supported by a strong technical and commercial operating platform. This gives us the ability to offer a wide range of services to our customers, from structured financing to full service time charters.

We are careful and selective in our investments, and with our portfolio approach we have been able to time our investments in each segment through the market cycles. Our consistent ability to access attractively priced capital has allowed us to continuously renew our fleet and pursue profitable growth opportunities. As a result, $2.2 billion has been returned to shareholders through dividends since 2004, and we have a significant charter backlog supporting future distribution capacity."

Quarterly Dividend

The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around September 23, to shareholders on record as of September 12, and the ex-dividend date on the New York Stock Exchange will be September 11, 2019.

Results for the Quarter ended June 30, 2019
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $110.9 million in the second quarter, down from $116.5 million in the previous quarter. This figure is lower than actual earned charter

1 Charter hire represents the amounts billable in the period by the Company and its 100% owned associates for chartering its vessels. This is mainly the contracted daily rate multiplied by the number of chargeable days plus any additional income billable including profit share. Long term charter hire relates to contracts undertaken for a period greater than one year and short term charter hire relates to contracts undertaken for a period less than one year including voyage charters.

2 Adjusted EBITDA is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.

hire as it excludes $10.4 million of charter hire accounted for as ‘repayment of investment in finance leases’ that is not reflected in the income statement. In addition, our 100% owned subsidiaries which are classified as ‘investment in associates’ for accounting purposes, received charter hire of $30.1 million for the quarter which is also not included in the U.S GAAP operating revenue number above.

SFL recorded a $16.8 million gain on mark-to-market movement on its equity securities investments and losses of $4.4 million related to mark-to-market movement on hedging derivatives and $2.0 million in amortization of deferred charges, all of which are non-cash items for the quarter. In addition, the Company recorded a $8.2 million non-cash impairment on a note issued by a subsidiary of Solstad Offshore in conjunction with the sale of a vessel and termination of charter in 2016.

Reported net operating income pursuant to U.S. GAAP for the quarter was $46.1 million, or $0.43 per share, and reported net income was $28.1 million, or $0.26 per share.

Charter backlog

As of June 30, 2019, and adjusted for subsequent acquisitions, the fixed rate charter backlog from the Company’s fleet of 89 vessels and rigs was approximately $3.7 billion, with an average remaining charter term of approximately 5 years, or 8 years if weighted by charter revenue. In addition to the charter hire from vessels on long term charters, SFL also receives significant hire from vessels employed in the short term market.

SFL’s vessels are contracted on time charters or employed in the spot market where we perform technical and commercial management of the vessels, or alternatively, on bareboat charters where the Company’s customers are responsible for technical and operational management. In the second quarter of 2019, approximately 62% of SFL’s charter hire was derived from vessels on time charters or in the spot market where SFL provides technical and operational management.

Some of the long term charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term. At the same time, the exercise of any such repurchase options will increase capital available to be deployed for new investments. Additionally, several charters include a profit sharing feature that may increase our future operating results.

Business Update

Liners
SFL has a fleet of 48 container vessels and two car carriers. All our container vessels are employed on long term fixed rate charters. The liner fleet generated approximately $80.5 million in charter hire in the second quarter of 2019. Of this amount, approximately 67% was derived from time chartered vessels and approximately 33% from bareboat charters.

Charter rates for container vessels generally strenghtened in the second quarter, primarily driven by improving demand for larger vessels due to increased north-south trade, intra-regional trades for larger vessels and lower vessel speeds. Forecasted demand growth in the liner segment remains uncertain due to risk of increased tension in global trade.

SFL has agreed with a customer to install exhaust gas cleaning systems ("scrubbers") on a total of seven vessels ranging in size from 8,700 to 10,600 TEU. The charter period has been extended on some of the vessels, resulting in an increase of more than $160 million to our fixed-rate charter backlog. In addition, several other of SFL’s container vessels will have scrubbers installed for the charterers account.

Subsequent to quarter end, the Company acquired three container vessels ranging from 2,400 to 4,400 TEU. The vessels immediately commenced approximately 5.5-year bareboat charters to a leading container line until 2025.

Tankers
SFL has nine crude oil, product and chemical tankers, most of which are employed on long term charters. The vessels generated $15.2 million in charter hire in the second quarter of 2019, including profit share contribution. Of this amount, 95% was derived from time or voyage chartered vessels.

In the second quarter crude oil tanker rates declined across most sectors, as a result of continued newbuilding deliveries and extended refinery maintenance. The tanker market has recently begun to strengthen and is expected to be healthy for the remainder of 2019 as crude oil demand is forecast to increase through the end of the year, and a temporary reduction in vessel supply is expected as owners prepare for the upcoming implementation of IMO 2020 and some capacity is utilized for floating storage. SFL’s two Suezmax tankers and two of the VLCCs will have scrubbers installed in the near future.

The crude oil tankers chartered to Frontline Shipping Limited ("FSL") earned approximately $24,200 on average per day in the second quarter, compared to $27,600 per day in the previous quarter. This is in excess of the base charter rate of $20,000 per day and a profit share of approximately $0.6 million was earned in the second quarter of 2019.

The average daily time charter equivalent rate from the Company’s two modern Suezmax tankers was approximately $15,800 in the second quarter of 2019, compared to $25,700 in the previous quarter. The vessels are trading in a pool arrangement with two sister vessels owned by Frontline Ltd.

Dry Bulk
The Company owns 22 dry bulk carriers, 13 of which are employed on long term charters and nine of which are trading in the short term market. All of the charter revenues for SFL’s dry bulk carriers are derived from time and voyage charters, and SFL generated $26.4 million in charter hire from the dry bulk vessels in the second quarter of 2019.

The dry bulk market remained soft in the second quarter with low chartering activity and relatively weak rates. Towards the end of the second quarter, the market improved following increasing iron ore production in Brazil and a shortage of tonnage particularly in the Atlantic. Similar to the tanker market, increased dry-docking ahead of the implementation of the IMO 2020 regulations is expected to have a positive effect on charter rates.

The Company has seven Handysize vessels between 32,000 and 34,000 dwt employed in the spot market. These vessels earned average time charter equivalent rates of approximately $5,900 per day in the second quarter of 2019, in line with the previous quarter. Two 57,000 dwt Supramax dry bulk carriers are also trading in the short term market through a pool arrangement and generated daily earnings of approximately $6,900 in the second quarter of 2019 on a time charter equivalent basis.

Offshore
SFL owns three drilling rigs and five offshore support vessels. All these assets are employed on bareboat charters and generated $30.1 million in charter hire in the second quarter.

The offshore markets continued to experience relatively low utilization levels in the second quarter of 2019, with the exception of the harsh environment rigs. Although some market participants have started to see improvements in rates for longer term employment, analysts suggest profitability will remain relatively modest for some time ahead.
Our three drilling rigs are chartered to fully guaranteed affiliates of Seadrill Limited. The harsh environment jack-up rig West Linus has been sub-chartered to ConocoPhillips until the end of 2028, while the harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters to Equinor in the North Sea. The semi-submersible rig West Taurus is currently in lay up in Norway.
The five offshore support vessels in our fleet are chartered to a subsidiary of Solstad Offshore ASA ("Solstad"). The market for offshore support vessels is very challenging and the vessels remain in lay up. In light of the difficult market, Solstad has announced that they will have to restructure their balance sheet, and there is a standstill agreement with multiple lenders and other stakeholders, including SFL, until October 2019. Due to this continued uncertainty, SFL has decided to write down the book value of a note issued by a subsidiary of Solstad in April 2016 to zero and an impairment of approximately $8.2 million was recorded in the second quarter of 2019.

Financing and Capital Expenditure
As of June 30, 2019, SFL had approximately $221 million of cash and cash equivalents, including cash held in wholly-owned non-consolidated subsidiaries. In addition, the Company had marketable securities of approximately $116 million, based on market prices at the end of the quarter. This includes 11 million shares in Frontline Ltd. and financial investments in secured bonds and other securities.
In June, SFL issued NOK 700 million of five-year senior unsecured bonds due 2024. The bonds bear a coupon of 4.60% above the floating NIBOR reference rate, and was swapped to approximately $80 million with a fixed interest rate of approximately 6.9%.
Subsequent to quarter end, the Company raised approximately $11 million (NOK 100 million) through a tap issue on a bond loan with maturity in 2023. The bonds were issued at a premium to par value, and the new outstanding amount after the tap issue is NOK 700 million. The incremental amount has been swapped to USD at a fixed interest rate of approximately 5.9%.
Currently, 29 vessels in our fleet are scheduled to be upgraded with scrubbers in the preparation for IMO 2020. Some of the scrubbers will be installed by our customers at their own expense while SFL will pay for others. We have currently committed approximately $50 million towards scrubber installments, and continuing discussions with customers for retrofitting additional units. Some of the capital expenditure is expected to be financed by senior bank debt.

Strategy and Outlook
We have continued to execute on our long-standing strategy of acquiring attractive assets with long term charters to reputable operators in the shipping and offshore markets, supporting a long term dividend capacity. The diversified and extensive charter portfolio with over eight years weighted average charter term provides the Company with good visibility into future cash flows. Additionally, the structure of several of our charter contracts provides further upside to improving market conditions in certain sectors.

SFL has been able to finance growth opportunities through existing liquidity and by continuously accessing attractively priced capital through various sources. We believe the combination of a challenging banking market for many shipping companies and low asset prices will create significant investment opportunities for the Company, particularly in market sectors where downside asset risk is limited and the potential exists for asset value appreciation.

Accounting Items
Under accounting principles generally accepted in the United States of America ("U.S. GAAP"), long term lease financing arrangements for eleven of our container vessels require us to report seven of these vessels as ‘Vessels and equipment under capital lease, net’ and the remaining four as ‘Investment in finance leases’, with the corresponding lease debt reported as ‘Capital lease obligations’, short and long term. Additionally, another 18 container vessels, one offshore supply vessel and three Very Large Crude Carriers are also reported as ‘Investment in finance leases’ in the Company’s consolidated accounts.
Also under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by SFL, but due to the conservative structure of the leases, SFL is not the ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in SFL’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In SFL’s consolidated balance sheet, the total investment of the Company is a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.
The period over which we recognize certain voyage revenues and voyage expenses was changed in 2018 from discharge-to-discharge to load-to-discharge for voyage contracts. Due to the increased time lag between entering a contract and recognizing revenue on such contracts, a rising market is expected to result in lower revenues being recognized under the new accounting method.

Non-GAAP Financial Measures
In this press release we present additional information and measures in a way we believe will be most meaningful and useful to investors, analysts and others who use our financial information to evaluate our current and expected future cash flows. Some of the measurements we use are considered non-GAAP financial measures under SEC rules and regulations. In this release, we present Adjusted EBITDA which is a non-GAAP financial measure as defined in SEC Regulation G. We believe that this non-GAAP financial measure, which may be defined and calculated differently by other companies, better explains and enhances the understanding of our business. However, this measure should not be viewed as a substitute for measures determined in accordance with U.S. GAAP.
Adjusted EBITDA is a cash measure for the Company representing the net cash received from operating activities before net interest and capital payments. It is the equivalent of charter hires billable less cash operating expenses. See Appendix 1.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 20, 2019

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President: +47 23114055

For more information about SFL, please visit our website: www.sflcorp.com

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2019 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2018
except per share data)	2019	2019	(audited)
Charter revenues - operating lease	93,593	99,002	355,160
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	16,756	16,547	61,773
Profit share income	553	994	1,779
Total operating revenues	110,902	116,543	418,712

Gain (loss) on sale of assets and termination of charters	—	—	5,035

Vessel operating expenses	(33,075)	(32,437)	(128,548)
Administrative expenses	(2,556)	(3,349)	(9,167)
Depreciation	(29,178)	(29,470)	(104,079)
Vessel impairment charge	—	—	(64,338)

Total operating expenses	(64,809)	(65,256)	(306,132)

Operating income	46,093	51,287	117,615

Results in associates(2)	4,251	4,740	14,635
Interest income from associates(2)	3,532	3,532	14,128
Interest income, other	1,727	1,499	3,823
Interest expense	(33,676)	(34,305)	(103,698)
Amortization of deferred charges	(1,951)	(2,233)	(10,188)
Income (expense) related to non-designated derivatives	(3,938)	(1,676)	13,176
Mark to market of equity securities	16,794	10,529	12,277
Other financial items	(4,711)	219	11,854
Taxes	—	—	—
Net income	28,121	33,592	73,622

Basic earnings per share ($)	0.26	0.31	0.70

Weighted average number of shares(3)	107,609,683	107,608,070	105,897,798
Common shares outstanding(3)	107,609,683	107,609,683	107,607,222

(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended June 30, 2019 was $10.442 million (three months ended March 31, 2019; $9.931 million, full year 2018; $33.715 million).
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.
(3) The weighted average number of shares and the number of common shares outstanding excludes approximately 11.8 million shares issued by SFL as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by SFL and will be returned on or before maturity of the Notes in 2021 and 2023, respectively, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2019 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2018
(in thousands of $)	2019	2019	(audited)
ASSETS
Short term
Cash and cash equivalents(1)	212,400	154,077	211,394
Restricted cash	—	—	1,000
Investment in marketable securities	115,558	95,808	87,174
Amount due from related parties	15,970	33,492	41,771
Other current assets	81,908	76,423	72,240

Long term
Vessels and equipment, net	1,493,084	1,512,962	1,559,712
Vessels and equipment under capital lease, net	732,549	741,545	749,889
Investment in finance leases	766,044	777,232	762,355
Investment in associates(2)	34,098	29,847	25,107
Amount due from related parties - Long term(2)	327,289	326,531	325,760
Other long term assets	27,985	34,842	41,443

Total assets	3,806,885	3,782,759	3,877,845

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	188,029	177,738	267,149
Amount due to related parties	816	875	1,349
Capital lease obligations - Short term	69,491	68,506	67,793
Other current liabilities	27,702	25,793	67,834

Long term
Long term interest bearing debt, net of deferred charges	1,274,663	1,232,497	1,169,931
Capital lease obligations - Long term	1,071,661	1,088,389	1,104,258
Other long term liabilities	19,896	20,314	19,499

Stockholders’ equity	1,154,627	1,168,647	1,180,032
Total liabilities and stockholders’ equity	3,806,885	3,782,759	3,877,845

(1) Not including cash held by 100% owned subsidiaries accounted for as ‘Investment in associates’
(2) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2019 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2018
	2019	2019	(audited)

OPERATING ACTIVITIES
Net income	28,121	33,592	73,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,095	32,314	115,518
Vessel impairment charge	—	—	64,338
Adjustment of derivatives to fair value recognised in net income	4,357	1,958	(13,898)
Mark to market of equity securities	(16,794)	(10,529)	(12,277)
Results in associates	(4,251)	(4,740)	(14,635)
Loss (gain) on sale of assets and termination of charters	—	—	(5,035)
Gain on sale of investments in debt and equity securities	—	—	(13,476)
Other, net	8,131	(742)	1,692
Change in operating assets and liabilities	(7,611)	(3,297)	5,126
Net cash provided by operating activities	45,048	48,556	200,975

INVESTING ACTIVITIES
Repayment of investment in finance leases	10,442	9,931	33,486
Additions to finance leases	(3)	(1,062)	—
Purchase of vessels	(841)	(258)	(1,137,703)
Proceeds from sale of vessels / new buildings and termination of charters	—	—	145,654
Disposal of subsidiary, net of cash disposed of	—	—	83,485
Cash received from (paid to) associates(1)	15,649	7,335	(24,161)
Other assets / investments	(7,212)	1,120	32,675
Net cash provided by/ (used in) investing activities	18,035	17,066	(866,564)

FINANCING ACTIVITIES
Proceeds from capital leases	—	—	944,097
Repayments of lease obligation liability	(15,743)	(15,156)	(11,653)
Proceeds from long and short term debt	112,938	104,400	825,984
Repayment of long and short term debt	(64,167)	(51,572)	(778,731)
Discount received on debt repurchased	1,654	—	—
Expenses paid in connection with securing finance	(1,780)	(1,430)	(8,257)
Resale (repurchase) of Company bonds	—	(80,749)	(97,248)
Principal settlements of cross currency swaps, net	—	(41,769)	—
Cash dividends paid	(37,662)	(37,663)	(149,261)
Net cash provided by/ (used in) financing activities	(4,760)	(123,939)	724,931

Net increase/ (decrease) in cash, cash equivalents and restricted cash	58,323	(58,317)	59,342
Cash, cash equivalents and restricted cash at beginning of period	154,077	212,394	153,052
Cash, cash equivalents and restricted cash at end of period	212,400	154,077	212,394

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2019 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.sflcorp.com

Condensed income statement data for the three months ended June 30, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,858	4,695	6,823	16,376
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,494)	(2,786)	(3,199)	(8,479)
Other items	21	(141)	6	(114)
Net income(3)	1,114	868	2,269	4,251
(1) ‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended June 30, 2019 was $13.748 million (SFL Deepwater Ltd.; $3.591, SFL Hercules Ltd.; $3.803; SFL Linus Ltd.; $6.354).
(2) ‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.
(3) ‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2019

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	5,788	—	3,181	8,969
Investment in finance leases	309,977	298,420	382,092	990,489
Other assets	2,826	2,553	164	5,543
Total assets	318,591	300,973	385,437	1,005,001

Short term and current portion of long term interest bearing debt	15,769	16,154	16,097	48,020
Other current liabilities	2,250	2,934	7,141	12,325

Long term interest bearing debt	180,032	193,846	224,020	597,898
Long term loans from shareholders, net	111,660	80,000	121,000	312,660

Stockholder's equity(1)	8,880	8,039	17,179	34,098

Total liabilities and stockholder's equity	318,591	300,973	385,437	1,005,001
(1) ‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2019 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Jun 30, 2019
	Company (excluding 100% owned associates)	100% owned associates
Net cash provided by operating activities	45,048	(8,997)
Non cash movements in other assets and liabilities	6,619	13,362
Repayment of investment in finance leases	10,442	13,748
Interest expense	33,676	8,479
Interest income, other	(1,032)	—
Interest related to Non- Designated Derivatives	(419)	—
Interest (income) expense from associates	(3,532)	3,532

Adjusted EBITDA (1)	90,802	30,124

(1)	‘Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments.